Exhibit 99.2

Dear Exodus Shareholder,

The Magic Eden wallet is the first iteration of our Wallet-as-a-Service strategy. Wallet-as-a-Service went from first thought, to business partnership, to live product in less than a year’s time. Watching users and adoption of the Magic Eden wallet grow has been great to see and we’re thrilled to continue development of the premier wallet for the NFT collector.

Exodus looks forward to signing and announcing future partnerships, as we are proving our economic value today, everyday alongside Magic Eden, who is an amazing partner, they’re a talented crew and we invite you to check out all their magic and creativity in the Magic Eden wallet.

Exodus is also building new Wallet-as-a-Service products and tools. We see opportunities not only in the digital asset and Defi space, but also in more traditional sectors.  Stay tuned, and we look forward to updating you on our progress.

Exodus shares stopped trading on the tZERO ATS at the end of the fourth quarter, and in January we began trading on OTC Markets. While it’s been a limited rollout in traditional brokerages so far, we’ve laid the groundwork to reach the mainstream stock investor. And Exodus’ filing of our Form 10 is a big part of that strategy. James will talk later about the Form 10.

Another step towards mainstream stock trading has been adding independent directors to our Board. We welcome Carol MacKinlay and Tyler Skelton, who each bring significant experience in the cryptocurrency industry to their Board roles.

Our vision for an ideal crypto wallet experience includes a better way to buy and sell Bitcoin into your local currency. Last quarter I introduced XO Pay. Making entry to Bitcoin fast and easy is a fundamental skill in our industry. XO Pay will perform for Exodus customers, as well as for Magic Eden wallet and other projects.  We are working on some finishing touches to the initial version of XO Pay and planning its launch in limited jurisdictions in the second quarter.

The general crypto market at the end of the year was driven upward by anticipation of a spot Bitcoin ETF, which became a reality in January. A multitude of spot Bitcoin ETFs are now traded in U.S. stock markets, and across the crypto industry, money appears to be flowing into Bitcoin.  The Bitcoin halving is expected in April, which has historically been a time of great enthusiasm in our industry.

Those tailwinds had Exodus ending 2023 on a strong note as our Fiat and Swap services increased revenue 26 percent and 52 percent from Q3. An outstanding fourth quarter.

JP Richardson
CEO and Co-Founder

Key Metrics for the Fourth Quarter 2023 Ended December 31, 2023 (Unaudited)

Monthly Active Users: MAUs were 906,844 as of quarter end, up 22% from the 741,271 MAUs as of September 30, 2023.

Exchange Aggregation Business: The volume processed by the exchange API Providers was approximately $0.85 billion in Q4 2023, up 50% from the prior quarter and up 50% from $0.57 billion in Q4 2022. Bitcoin, Tether (ETH Network), Ethereum, and Tether (TRX Network) were the top assets traded at 26%, 13%, 11%, and 11% of volume, respectively. Dollar amount per transaction was $1,660, up 14% YoY from $1,460 per transaction in Q4 2022.

Key metrics summary
	4Q23	4Q22	2023	2022
Exchange volume ($ in thousands)	$854,559	$569,859	$2,661,450	$2,549,644
Exchange transactions	514,819	390,410	1,711,084	1,666,219
$/transaction	$1,660	$1,460	$1,555	$1,530
Downloads	682,338	622,975	2,656,891	2,679,729

Financial Results for the Year of 2023 Ended December 31, 2023

Revenue of $56.2 million for the year increased 11% relative to the prior year. Exchange aggregation revenue of $52.5 million accounted for the majority of total revenue in 2023. Fiat onboarding revenue increased 307% from the prior year.

Revenue by category

		% of 2023		% of 2022
Revenue ($s in 000s)	2023	Operating Revenue	2022	Operating Revenue	% Y/Y change
Exchange aggregation	$52,521	93.5%	$49,180	97.2%	7%
Fiat onboarding	2,381	4.2%	584	1.2%	307%
Staking	881	1.6%	697	1.4%	26%
Other	402	0.7%	145	0.2%	177%
Operating Revenues	$56,185	100.0%	$50,606	100.0%	11%

Cost of Revenues was $30.5 million, an increase of 7% from the prior year. The increase reflects increased focus on software development, assisted by increased amortization expense due to capitalization of salaries related to software development. The Exodus team stood at approximately 195 full time equivalents as of December 31, 2023, a decrease from 210 as of December 31, 2022.

Cost of revenues ($s in millions)	4Q23	4Q22	2023	2022
Software development expense	$3.3	$3.2	$10.4	$10.6
User support expense	$1.7	$1.7	6.5	7.8
Security and wallet operations expense	2.7	(0.4)	9.3	6.9
Depreciation and amortization	1.2	1.8	4.3	3.3

Total cost of revenues	$8.9	$6.3	$30.5	$28.6
as a % of revenue	47.6%	56.3%	54.3%	56.6%

General and Administrative Expenses totaled $17.3 million, a decrease of 68% from the prior year. The decrease was driven by depreciation, headcount reduction, and lower advertising and marketing.

General and administrative expenses ($s in millions)	4Q23	4Q22	2023	2022
General and administrative expense	$2.7	$3.1	$15.9	$16.5
Advertising & marketing	0.3	0.5	1.2	11.5
Depreciation	0.0	-	0.2	0.1

Total general and administrative expense	$3.0	$3.6	$17.3	$28.1
as a % of revenue	16.2%	32.1%	31%	55.6%

Adjusted EBITDA1 was $17.6 million in 2023, a 1122% increase relative to 2022, reflecting increased user activity, volume increase in Q4 2023, and in combination with the Company’s continued disciplined spending.

1 Non-GAAP metric. See footnotes at the end of this communication.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

In USD millions	4Q23	4Q22	2023	2022
Net (loss) income	$10.4	$(1.4)	$12.8	$(23.1)
Interest income	(0.5)	(0.2)	(2.2)	(0.6)
Income tax expense (benefit)	(3.0)	4.4	(1.9)	(1.0)
Depreciation and amortization	1.2	1.8	4.5	3.5
EBITDA	$8.1	$4.6	$13.2	$(21.2)
Loss/(gain) on impairment of digital assets, net	(1.2)	(1.2)	(1.4)	18.3
Impairment of investments	0.2	0.5	0.2	0.5
Unrealized loss on investments	(0.2)	(0.3)	(0.3)	(0.3)
Stock-based compensation	1.2	0.5	5.8	4.1
Adjusted EBITDA	$8.1	$4.1	$17.6	$1.4

Cash and digital asset holdings.  We hold approximately $138.3 million in cash and digital assets and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of December 31, 2023 we held $55.0 million in cash, cash equivalents, USDC, and U.S. Treasury bills, as well as $75.1 million in bitcoin at market value. The table below reflects the value of certain assets both in terms of market value and book value as of December 31, 2023 and December 31, 2022.

	12/31/2023		12/31/2022
($s in 000s)	Book Value	Market Value	Book Value	Market Value
Bitcoin	$32,262	$75,050	$17,549	22,974
Ethereum	2,022	5,739	2,022	3,031
Other digital assets	726	2,443	731	768
Cash and cash equivalents	11,376	11,376	20,494	20,494
USDC	517	517	-	-
Treasury bills	43,151	43,151	31,981	31,981
Total	$90,054	$138,276	$72,777	$79,248

Q4 2023 Webcast

Exodus will host a webcast of its fourth quarter 2023 fiscal results beginning at 3:30PM (Eastern Time) on February 29, 2024. To access the webcast, please use this link. It will also be carried on the Company’s website www.exodus.com.

Questions for Exodus’ management can be submitted in advance of the webcast by emailing investors@exodus.com.

Forward-Looking Statements

This shareholder letter contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, and certain business metrics. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to: expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors; the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto; difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally; unexpected or rapid changes in the growth or decline of our domestic and/or international markets; increasing competition from existing and new competitors; rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry; continued compliance with regulatory requirements; volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets; the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected; the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses; the compromise of user data for any reason; foreign operational, political and other risks relating to our operations; unexpected delays encountered during the audit process; and the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our 2022 Form 1-K. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found above in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.